Emeco Holdings Limited

RECEIVED

2007 MAY 29 A 10:17

24 May 2007

Exemption File No. 82-35011

07023867

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Ladies and Gentlemen

Re: Emeco Holdings Limited
<u>Rule 12g3-2(b) Exemption File No. 82-35011</u>

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Emeco Holdings Limited – Change in interests of substantial shareholder- Suncorp Metway Limited and its subsidiaries, advised 23/5/07*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone: 61 (8) 9420 0222 in Australia, facsimile: 61 (8) 9321 1366 or by email: michael.kirkpatrick@emecoequipment.com if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Mike Kirkpatrick at the address below.

Thank you for your attention.

Regards

M. Kirkpatrick

PROCESSED
MAY 3 1 2007
THOMSON
FINANCIAL

dlw 5/29

Mike Kirkpatrick
Company Secretary

Enclosures (2)

Exemption File No. 82-35011

Form 604

RECEIVED

2007 MAY 29 A 10:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Emeco Holdings Ltd
ACN/ARSN	112 188 815

1. Details of substantial holder

Name	Suncorp-Metway Limited and its subsidiaries
ACN/ARSN (if applicable)	010 831 722

There was a change in the interests of the substantial holder on	21/05/07
The previous notice was given to the company on	21/05/07
The previous notice was dated	21/05/07

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities	Previous notice		Present notice	
	Person's votes	Voting power	Person's votes	Voting power
Ordinary shares	50,282,203	7.97%	62,282,203	9.87%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class & number of securities affected	Person's votes affected
Since previous notice	Tyndall Investment Management Ltd	Purchase	$21,381,785	11,933,752	11,933,752
	RAC Insurance Pty Ltd	Purchase	$4,210.79	2,373	2,373
	Promina Equities Ltd	Purchase	$113,343.49	63,875	63,875

4. Present relevant interest

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Persons entitled to be registered as holder	Nature of relevant interest	Class & number of securities	Person's votes
Refer Annexure 1					

5. Changes in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not Applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Refer to Annexure 1	

Signature

Print name	C R Chuter	Capacity	Company Secretary
Sign here		**Date**	23/05/07

Annexure 1

Relevant interest holder	Registered holder of securities	Registration details	Class and number of securities
Tyndall Investment Management Ltd	National Nominees ACF BTR	271 Collins Street Melbourne VIC 3000	61,684 Ordinary shares
Tyndall Investment Management Ltd	Tasman Asset Management ACF Tyndall Australian Core Share Value Fund	GPO BOX 5078 Sydney NSW 2001	1,737,779 Ordinary shares
Tyndall Investment Management Ltd	Tasman Asset Management ACF Tyndall Australian Share Wholesale Portfolio	GPO BOX 5078 Sydney NSW 2001	8,998,645 Ordinary shares
Tyndall Investment Management Ltd	BNP Paribas ACF Workers Compensation Nominal Insurer	PO BOX R209 Royal Exchange NSW 1225	2,068,837 Ordinary shares
Tyndall Investment Management Ltd	National Nominees ACF Mercer Investment Nominees Ltd	271 Collins Street Melbourne VIC 3000	1,068,497 Ordinary shares
Tyndall Investment Management Ltd	JP Morgan Chase Nominees ACF Challenger	Locked Bag 7 Royal Exchange Sydney NSW 2000	479,376 Ordinary shares
Tyndall Investment Management Ltd	BNP Paribas ACF Optimix Ltd	PO BOX R209 Royal Exchange NSW 1225	2,556,435 Ordinary shares
Tyndall Investment Management Ltd	BNP Paribas ACF AMP Capital Investors	PO BOX R209 Royal Exchange NSW 1225	4,842,420 Ordinary shares
Tyndall Investment Management Ltd	Tasman Asset Management ACF Public Trustee Australian Capital Territory	GPO BOX 5078 Sydney NSW 2001	204,311 Ordinary shares
Tyndall Investment Management Ltd	National Nominees ACF NSW Busness Chamber Ltd	271 Collins Street Melbourne VIC 3000	239,318 Ordinary shares
Promina Equities Ltd	Promina Equities Ltd	GPO BOX 5078 Sydney NSW 2001	2,295,830 Ordinary shares
RAC Insurance Pty Ltd	RAC Insurance Pty Ltd	GPO BOX 5078 Sydney NSW 2001	102,107 Ordinary shares
Suncorp Metway Investment Management Ltd	Suncorp General Insurance Limited	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	3,297,800 Ordinary shares
Suncorp Metway Investment Management Ltd	GIO General Limited	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	2,680,500 Ordinary shares
Suncorp Metway Investment Management Ltd	Suncorp Custodian Services Pty Ltd (AET)	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	21,317,870 Ordinary shares
Suncorp Metway Investment Management Ltd	Suncorp Custodian Services Pty Ltd (IPT)	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	2,108,894 Ordinary shares
Suncorp Metway Investment Management Ltd	Suncorp Custodian Services Pty Ltd (EBT)	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	475,800 Ordinary shares
Suncorp Metway Investment Management Ltd	Suncorp Custodian Services Pty Ltd (LOT)	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	597,200 Ordinary shares
Suncorp Metway Investment Management Ltd	Suncorp Custodian Services Pty Ltd (HAT)	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	986,000 Ordinary shares
Suncorp Metway Investment Management Ltd	Suncorp Custodian Services Pty Ltd	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	1,692,600 Ordinary shares
Suncorp Metway Investment Management Ltd	Suncorp Custodian Services Pty Ltd (ARIA)	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	1,984,300 Ordinary shares
Suncorp Metway Investment Management Ltd	JP Morgan Nominees ACF LG Super	Locked Bag 7 Royal Exchange NSW 1225	1,780,400 Ordinary shares
Suncorp Metway Investment Management Ltd	BNP Paribas ACF SRI Equities Fund	PO BOX R209 Royal Exchange NSW 1225	705,600 Ordinary shares

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 23/05/2007

TIME: 15:00:03

TO: EMECO HOLDINGS LIMITED

FAX NO: 08-9321-1366

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change in substantial holding from SUN

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Emeco Holdings Limited

22 May 2007

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Ladies and Gentlemen

Re: Emeco Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-35011

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Emeco Holdings Limited –Change in interests of substantial shareholder- AMP Limited- 8/5/07*
2. *Emeco Holdings Limited – Notification from Portfolio Partners Limited of its ceasing to be a substantial shareholder as at 21/5/2007*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone: 61 (8) 9420 0222 in Australia, facsimile: 61 (8) 9321 1366 or by email: michael.kirkpatrick@emecoequipment.com if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Mike Kirkpatrick at the address below.

Thank you for your attention.

Regards

Mike Kirkpatrick
Company Secretary

Enclosures (2)

PO Box 1173
West Perth WA 6872
Australia

Ground Floor, 10 Ord Street
West Perth WA 6005
Australia

Telephone: + 61 8 9420 0222
Facsimile: +61 8 9321 1366

Emeco Holdings Limited A.C.N. 112 188 815

Form 605

Corporations Law
Section 671B

RECEIVED

Notice of ceasing to be a substantial holder

To Company Name/Scheme Emeco Holdings Limited

1. Details of substantial holder(1)

Name: Portfolio Partners Limited

ABN (if applicable): 85 066 081 114

The holder ceased to be a substantial holder on: 21/05/07

The previous notice was given to the company on: 11/10/2006

The previous notice was dated: 11/10/2006

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
Refer	Schedule 1 attached				

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Not applicable	

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
All entities listed in Schedule 2	

Signature

print name Anthony J Burrill capacity Director

sign here date 21/05/07

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of 'relevant interest' in section 608 and 671B(7) of the *Corporations Law.*

(3) See the definition of 'associate' in section 9 of the *Corporations Law.*

(4) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of 'relevant agreement' in section 9 of the *Corporations Law.*

(5) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be include of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) The voting shares of a company constitute one class unless divided into separate classes.

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

SCHEDULE 1

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change (7)	Class and number of securities affected
17/10/2006	Portfolio Partners Limited and entities listed in Schedule 2	Purchase / (sales) on the ASX.	$1,726,633	934,831
18/10/2006	Portfolio Partners Limited and entities listed in Schedule 2	Purchase / (sales) on the ASX.	$1,828,217	976,455
19/10/2006	Portfolio Partners Limited and entities listed in Schedule 2	Purchase / (sales) on the ASX.	$1,535,040	800,000
20/10/2006	Portfolio Partners Limited and entities listed in Schedule 2	Purchase / (sales) on the ASX.	$1;107,738	570,000
26/10/2006	Portfolio Partners Limited and entities listed in Schedule 2	Purchase / (sales) on the ASX.	($3,584)	-1,862
27/10/2006	Portfolio Partners Limited and entities listed in Schedule 2	Purchase / (sales) on the ASX.	$5,392,138	2,823,119
07/11/2006	Portfolio Partners Limited and entities listed in Schedule 2	Purchase / (sales) on the ASX.	$384,000	200,000

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change (7)	Class and number of securities affected
10/11/2006	Portfolio Partners Limited and *entities listed in* Schedule 2	Purchase / (sales) on the ASX.	($62,893)	-33,098
13/11/2006	Portfolio Partners Limited and entities listed in Schedule 2	Purchase / (sales) on the ASX.	($187,250)	-100,000
17/11/2006	Portfolio Partners Limited and entities listed in Schedule 2	Purchase / (sales) on the ASX.	$1,886,000	1,025,000
27/11/2006	Portfolio Partners Limited and entities listed in Schedule 2	Purchase / (sales) on the ASX.	($255,452)	-137,762
29/11/2006	Portfolio Partners Limited and entities listed in Schedule 2	Purchase / (sales) on the ASX.	($37,400)	-20,915
30/11/2006	Portfolio Partners Limited and entities listed in Schedule 2	Purchase / (sales) on the ASX.	$1,010,507	567,000
15/12/2006	Portfolio Partners Limited and entities listed in Schedule 2	Purchase / (sales) on the ASX.	$4,026,000	2,200,000
18/12/2006	Portfolio Partners Limited and entities listed in Schedule 2	Purchase / (sales) on the ASX.	($83,055)	-45,371
21/12/2006	Portfolio Partners Limited and entities listed in Schedule 2	Purchase / (sales) on the ASX.	($75,079)	-40,638
27/12/2006	Portfolio Partners Limited and entities listed in Schedule 2	Purchase / (sales) on the ASX.	$10,248	5,600
03/01/2007	*Portfolio Partners* Limited and entities listed in Schedule 2	*Purchase / (sales) on the ASX.*	($42,351)	-23,206
18/01/2007	Portfolio Partners Limited and entities listed in Schedule 2	Purchase / (sales) on the ASX.	($241,988)	-127,894
24/01/2007	Portfolio Partners Limited and entities listed in Schedule 2	Purchase / (sales) on the ASX.	($5,827)	-3,091
25/01/2007	Portfolio Partners Limited and entities listed in Schedule 2	Purchase / (sales) on the ASX.	($6,009)	-3,205
05/02/2007	Portfolio Partners Limited and entities listed in Schedule 2	Purchase / (sales) on the ASX.	($29,985)	-16,078
08/02/2007	Portfolio Partners Limited and entities listed in Schedule 2	Purchase / (sales) on the ASX.	($10,179)	-5,400
13/02/2007	Portfolio Partners Limited and entities listed in Schedule 2	Purchase / (sales) on the ASX.	$52,222	26,253

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change (7)	Class and number of securities affected
06/03/2007	Portfolio Partners Limited and entities listed in Schedule 2	Purchase / (sales) on the ASX.	$409,143	235,909
12/03/2007	Portfolio Partners Limited and entities listed in Schedule 2	Purchase / (sales) on the ASX.	($908,587)	-508,699
14/03/2007	Portfolio Partners Limited and entities listed in Schedule 2	Purchase / (sales) on the ASX.	($241,017)	-141,301
16/03/2007	Portfolio Partners Limited and entities listed in Schedule 2	Purchase / (sales) on the ASX.	$751,337	426,678
19/03/2007	Portfolio Partners Limited and entities listed in Schedule 2	Purchase / (sales) on the ASX.	($99,180)	-57,000
22/03/2007	Portfolio Partners Limited and entities listed in Schedule 2	Purchase / (sales) on the ASX.	($264,778)	-152,980
27/03/2007	Portfolio Partners Limited and entities listed in Schedule 2	Purchase / (sales) on the ASX.	($499,495)	-283,000
30/03/2007	Portfolio Partners Limited and entities listed in Schedule 2	Purchase / (sales) on the ASX.	($885,000)	-500,000
02/04/2007	Portfolio Partners Limited and entities listed in Schedule 2	Purchase / (sales) on the ASX.	($4,464,053)	-2,513,775
03/04/2007	Portfolio Partners Limited and entities listed in Schedule 2	Purchase / (sales) on the ASX.	($114,854)	-64,889
13/04/2007	Portfolio Partners Limited and entities listed in Schedule 2	Purchase / (sales) on the ASX.	($4,724,301)	-2,732,073
16/04/2007	Portfolio Partners Limited and entities listed in Schedule 2	Purchase / (sales) on the ASX.	($2,358,672)	-1,364,025
17/04/2007	Portfolio Partners Limited and entities listed in Schedule 2	Purchase / (sales) on the ASX.	($79,767)	-45,975
18/04/2007	Portfolio Partners Limited and entities listed in Schedule 2	Purchase / (sales) on the ASX.	($16,245)	-9,000
02/05/2007	Portfolio Partners Limited and entities listed in Schedule 2	Purchase / (sales) on the ASX.	($52,828)	-27,231
07/05/2007	Portfolio Partners Limited and entities listed in Schedule 2	Purchase / (sales) on the ASX.	($4,354)	-2,262
08/05/2007	Portfolio Partners Limited and entities listed in Schedule 2	Purchase / (sales) on the ASX.	($812,297)	-435,929

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change (7)	Class and number of securities affected
16/05/2007	Portfolio Partners Limited and entities listed in Schedule 2	Purchase / (sales) on the ASX.	($994,298)	-552,173
18/05/2007	Portfolio Partners Limited and entities listed in Schedule 2	Purchase / (sales) on the ASX.	($910,200)	-500,000
21/05/2007	Portfolio Partners Limited and entities listed in Schedule 2	Purchase / (sales) on the ASX.	($983,419)	-553,288
Grand Total			$664,827	-211,275

SCHEDULE 2

List of entities	
Aviva Asset Management Services Pty Ltd 12 074 649 068 Aviva Australia Holdings Limited 38 095 045 784 Aviva Australia Limited 32 006 783 286 Aviva Fixed Assets (1) Pty Ltd 64 072 232 154 Aviva Fixed Assets (2) Pty Ltd 89 092 040 438 Aviva Group Limited 55 071 346 800 Aviva Insurance Pty Limited 33 099 736 062 Aviva Marketing Services Pty Ltd 48 060 534 947 Aviva Technology Services Pty Ltd 81 068 812 939 FPI Pty Ltd 38 006 305 700 Gallagher Lane Pty Ltd 13 060 535 104 General Accident Australia and New Zealand Pty Limited ACN 002 902 847 n-able Pty Ltd 25 003 066 073 Navigator Australia Limited 45 006 302 987 Navigator Investment Services Australia Pty Ltd 26 007 353 424 NIML Limited 52 007 016 186 Norstaff Super Limited ACN 060 563 108 Norwich House Melbourne Pty Ltd 30 006 475 029 Norwich Union Life Australia Limited 34 006 783 295 Norwich Union Superannuation Services Pty Ltd 45 007 410 193	NULIFE Insurance Limited 85 008 406 737 NULIS Nominees (Australia) Limited 80 008 515 633 NZI Leasing Corporation Pty Limited 97 008 601 116 Portfolio Partners Limited 85 066 081 114 PPL Super Pty Ltd ACN 081 462 197 PremiumChoice Nominees Pty Limited ACN 098 907 423 Tokara Pty Ltd 87 082 564 261 United Premium Funding Pty Limited 91 003 219 065 Vynotas Pty. Ltd. 70 007 093 601 Belves Investments Ltd (New Zealand) CFM Holdings Ltd (New Zealand) CGU Holdings (Australia) Ltd (UK) CGU Insurance plc (UK) CGU International Holdings BV (Netherlands) CGU International Insurance plc (UK) Commercial Union Holdings (France) Ltd (UK) Commercial Union Holdings (NZ) Ltd (New Zealand) Commercial Union International Holdings Ltd (UK) General Accident Asia – Pacific Ltd (New Zealand) General Accident plc (UK) Hibernian Investment Managers Limited (UK) Scottish Insurance Corporation Ltd (UK) The Road Transport and General Insurance Co Ltd (UK)

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/05/2007

TIME: 11:03:17

TO: EMECO HOLDINGS LIMITED

FAX NO: 08-9321-1366

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Ceasing to be a substantial holder

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

BNP PARIBAS
SECURITIES SERVICES

Date: 8-May-07

The Manager
Listings Department
Australian Stock Exchange Limited

No. of Pages (incl.): 4

NOTICE OF CHANGE OF INTERESTS OF SUBSTANTIAL HOLDER

Dear Sir/Madam,

Pursuant to Section 671B of the Corporations Law, AMP Limited hereby advises of a change in its relevant interest in Emeco Holdings Limited.

The enclosed ASIC Form 604 discloses all required details.

Yours faithfully,

Justin Christopher
Head of Custody
BNP Paribas Securities Services
Phone: 02 9222 0029

Form 604
Corporations Law
Section 671B
Notice of Change of Interests of Substantial Holder

To: Emeco Holdings Limited

ACN/ARSN: 112 198 815

1. Details of substantial holder

Name: AMP Limited ACN 079 354 519 and its related bodies corporate.

There was a change in the interests of the substantial holder on	04-May-2007
The previous notice was given to the company on	12-Feb-2007
The previous notice was dated	08-Feb-2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

	Previous notice		*Present notice*	
Class of securities	*Person's votes*	*Voting power*	*Person's votes*	*Voting power*
Fully Paid Ordinary	45,072,718	7.14%	38,463,483	6.09%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, relevant interests of the substantial holder or an associate in voting securities of the company since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	*Person whose relevant interest changed*	*Nature of change*	*Consideration given in relation to change*	*Class and number of shares affected*	*Person's votes affected*
9-Mar-07	AMP Capital Aust. Equity Market Neutral Fund	Share disposal	-$152,668.16	Fully Paid Ordinary -85,589	-85,589
28-Feb-2007 to 2-May-2007	AMP Capital Investors Limited	Share acquisition	$1,580,009.00	Fully Paid Ordinary 867,263	867,263
9-Feb-2007 to 1-May-2007	AMP Life Limited	Share acquisition	$4,089,874.64	Fully Paid Ordinary 2,186,453	2,186,453
15-Feb-2007 to 4-May-2007	AMP Life Limited	Share disposal	-$6,784,767.60	Fully Paid Ordinary -3,516,459	-3,516,459
5-Apr-07	Asgard SMA No. 6	Share acquisition	$150.93	Fully Paid Ordinary 86	86
29-Mar-2007 to 26-Apr-2007	Asgard SMA No. 6	Share disposal	-$5,802.71	Fully Paid Ordinary -3,229	-3,229
28-Feb-2007 to 2-May-2007	Cogent Nominees Pty Limited	Share acquisition	$3,600,740.14	Fully Paid Ordinary 1,870,913	1,870,913
28-Feb-2007 to 4-May-2007	Cogent Nominees Pty Limited	Share disposal	-$7,129,309.85	Fully Paid Ordinary -3,750,508	-3,750,508
9-Feb-2007 to 5-Apr-2007	Cogent Nominees Pty Limited <SMP Accounts>	Share acquisition	$705,637.39	Fully Paid Ordinary 386,410	386,410
15-Feb-2007 to 4-May-2007	Cogent Nominees Pty Limited <SMP Accounts>	Share disposal	-$3,608,576.23	Fully Paid Ordinary -1,862,853	-1,862,853
9-Feb-07	Commonwealth Bank Officers Superannuation Corporation Pty Ltd A/T for the Officers' Superannuation Fund.	Share acquisition	$15,552.29	Fully Paid Ordinary 8,000	8,000
20-Apr-2007 to 4-May-2007	Commonwealth Bank Officers Superannuation Corporation Pty Ltd A/T for the Officers' Superannuation Fund.	Share disposal	-$380,474.85	Fully Paid Ordinary -195,000	-195,000
2-Mar-2007 to 16-Apr-2007	Equipsuper	Share acquisition	$557,218.27	Fully Paid Ordinary 318,796	318,796
16-Mar-2007 to 4-May-2007	Equipsuper	Share disposal	-$802,289.43	Fully Paid Ordinary -421,731	-421,731
9-Feb-2007 to 27-Feb-2007	Government Employees Superannuation Board	Share acquisition	$785,023.27	Fully Paid Ordinary 402,442	402,442
30-Mar-2007 to 4-May-2007	Government Employees Superannuation Board	Share disposal	-$1,112,775.78	Fully Paid Ordinary -610,000	-610,000
2-Mar-2007 to 16-Apr-2007	LAMP	Share acquisition	$879,460.59	Fully Paid Ordinary 505,567	505,567

13-Feb-2007 to 4-May-2007	LAMP	Share disposal	-$1,258,408.73	Fully Paid Ordinary -644,344	-644,344
9-Feb-2007 to 27-Feb-2007	Queensland Local Government Superannuation Board	Share acquisition	$248,497.13	Fully Paid Ordinary 127,392	127,392
13-Apr-2007 to 4-May-2007	Queensland Local Government Superannuation Board	Share disposal	-$476,673.82	Fully Paid Ordinary -265,000	-265,000
29-Mar-2007 to 5-Apr-2007	State Authority Superannuation Enhanced Index Share Fund	Share acquisition	$72,053.96	Fully Paid Ordinary 41,100	41,100
2-Mar-2007 to 18-Apr-2007	State Authority Superannuation Scheme	Share acquisition	$330,096.93	Fully Paid Ordinary 184,685	184,685
3-May-2007 to 4-May-2007	State Authority Superannuation Scheme	Share disposal	-$1,514,023.83	Fully Paid Ordinary -768,432	-768,432
9-Feb-2007 to 27-Feb-2007	Stichting Pensioenfolds - ABP	Share acquisition	$869,651.17	Fully Paid Ordinary 445,871	445,871
20-Apr-2007 to 4-May-2007	Stichting Pensioenfolds - ABP	Share disposal	-$1,710,286.81	Fully Paid Ordinary -922,600	-922,600
9-Feb-2007 to 27-Feb-2007	Stichting Pensioenfolds Hoogovens	Share acquisition	$107,294.50	Fully Paid Ordinary 55,010	55,010
20-Apr-2007 to 4-May-2007	Stichting Pensioenfolds Hoogovens	Share disposal	-$193,584.32	Fully Paid Ordinary -105,000	-105,000
2-Mar-07	UniSuper Limited	Share acquisition	$201,658.59	Fully Paid Ordinary 112,974	112,974
5-Mar-2007 to 4-May-2007	UniSuper Limited	Share disposal	-$1,422,258.66	Fully Paid Ordinary -738,693	-738,693
2-Mar-2007 to 18-Apr-2007	Cogent Nominees Pty Limited <SMP Accounts>	Share acquisition	$568,826.13	Fully Paid Ordinary 325,825	325,825
13-Feb-2007 to 4-May-2007	Cogent Nominees Pty Limited <SMP Accounts>	Share disposal	-$1,099,755.61	Fully Paid Ordinary -558,684	-558,684

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	*Registered holder of securities*	*Person entitled to be registered as holder*	*Nature of relevant interest*	*Class and number of securities*	*Person's votes affected*
AMP Life Limited	AMP Life Limited	AMP Life Limited	AMP Life is entitled to be the registered holder of the class and number of securities listed beside its name AMP Life Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 13,978,057	13,978,057
AMP Capital Investors Limited ('AMP Capital')	Cogent Nominees Pty Limited <SMP Accounts>	Cogent Nominees Pty Limited <SMP Accounts>	AMP Capital, in its capacity as the investment manager for the persons or trusts listed besides its name, has the power to control voting and/or the disposal of securities. AMP Capital is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 7,691,087	7,691,087
	Cogent Nominees Pty Limited	Cogent Nominees Pty Limited		Fully Paid Ordinary: 900,593	900,593
	Citicorp Nominees Pty Limited	Stichting Pensionfonds Hoogovens		Fully Paid Ordinary: 300,959	300,959
	Goldman Sachs	AMP Capital Investors Australian Long Short Fund		Fully Paid Ordinary: 633,421	633,421
	JP Morgan Nominees Australia Limited	Stichting Pensionfonds ABP		Fully Paid Ordinary: 1,571,867	1,571,867
	JP Morgan Nominees Australia Limited	LAMP		Fully Paid Ordinary: 2,331,677	2,331,677
	JP Morgan Nominees Australia Limited	QLD Local Government Superannuation Board		Fully Paid Ordinary: 539,023	539,023
	JP Morgan Nominees Australia Limited	State Authority Superannuation Scheme		Fully Paid Ordinary: 2,372,790	2,372,790

	JP Morgan Nominees Australia Limited	State Authority Superannuation Enhanced Index Share Fund		Fully Paid Ordinary: 276,193	276,193
	National Nominees Pty Limited	Government Employees Superannuation Board		Fully Paid Ordinary: 1,614,986	1,614,986
	National Nominees Pty Limited	Commonwealth Bank Officers Superannuation Corporation Pty Ltd as trustee for the Officers' Superannuation Fund		Fully Paid Ordinary: 924,927	924,927
	National Nominees Pty Limited	Equipsuper		Fully Paid Ordinary: 1,900,710	1,900,710
	National Nominees Pty Limited	UniSuper Limited		Fully Paid Ordinary: 1,735,294	1,735,294
AMP Capital Investors Limited as Responsible Entity of the Future Directions Australian Small Companies Fund	Cogent Nominees Pty Limited	AMP Capital Investors Limited	AMP Capital Investors Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law.	Fully Paid Ordinary: 986,299	986,299
AMP Capital Investors Limited as Responsible Investment Leader Australian Share Fund	Cogent Nominees Pty Limited	AMP Capital Investors Limited		Fully Paid Ordinary: 705,600	705,600
				Total:	38,463,483

5. Change in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial shareholder in relation to voting interests in the company or scheme are as follows:

Name and ACN	*Nature of association*
No Changes	

6. Addresses

The addresses of persons named in this form are as follows:

Name	*Address*
AMP Life Limited	Level 24, 33 Alfred Street, Sydney NSW 2000
AMP Capital Investors Limited	Level 22, 33 Alfred Street, Sydney NSW 2000
Asgard Capital Management Limited	PO Box 7817, Cloisters Square WA 6850
Citicorp Nominees Pty Limited	101 Collins Street, Melbourne VIC 3000
Cogent Nominees Pty Limited	Level 6, 60 Castlereagh Street, Sydney NSW 2000
Commonwealth Bank Officers Superannuation Corporation Pty Ltd	9th Floor, 48 Martin Place, Sydney NSW 2000
Equipsuper	171 Flinders Street, Melbourne VIC 3000
Goldman Sachs Asia LLC	68th Floor, 2 Queens Road, Central Hong Kong
Government Employee Superannuation Board	PO Box J755, Perth WA 6842
JP Morgan Nominees Australia Limited	259 George Street, Sydney NSW 2000
Local Authorities Superannuation Board	468 St. Kilda Road, Melbourne VIC 3000
National Nominees Pty Limited	271 Collins Street, Melbourne VIC 3000
QLD Local Government Superannuation Board	Of GPO Box 264, Brisbane QLD 4001
State Authority Superannuation Scheme	Level 14, 83 Clarence Street, Sydney NSW 2000
State Authority Superannuation Enhanced Index Share	Level 14, 83 Clarence Street, Sydney NSW 2000
Stichting Pensioenfonds Hoogovens	PO Box 10,000, 1970 CA IJmuiden, The Netherlands
Stichting Pensioenfonds ABP	PO Box 10,000, 1970 CA IJmuiden, The Netherlands
Unisuper Limited	Level 28, 367 Collins Street, Melbourne 3000

This notice of change of interests of substantial holder (ASIC Form 604) comprises 3 page/s in total.

END